Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Six Months Ended June 30
	2009	2008
Earnings:
Pretax income excluding income or loss from equity investments	$9,873	$247,619
Adjustments:
Fixed charges	46,962	50,072
Distributed income from equity investments	2,578	930
Capitalized interest, net of amortization	1,589	(3,183)
Arch Western Resources, LLC dividends on preferred membership interest	(38)	(61)

Total earnings	$60,964	$295,377

Fixed charges:
Interest expense	40,675	$39,209
Capitalized interest	422	5,048
Arch Western Resources, LLC dividends on preferred membership interest	38	61
Portions of rent which represent an interest factor	5,827	5,754

Total fixed charges	$46,962	$50,072
Preferred stock dividends	—	18

Total fixed charges and preferred stock dividends	$46,962	$50,090

Ratio of earnings to combined fixed charges and preference dividends	1.30x	5.90x

Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.